

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>MAIL STOP 3561</u>

November 29, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: Harbor Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment 11 Filed November 21, 2007
File No. 001-32688

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your disclosure on pages 34 and 60 that your financing commitment expires on November 30, 2007 in the event you are unable to close your acquisition of Elmet by such date, and that there is no assurance that your lenders would be willing to extend the commitment. As the meeting date is currently scheduled for December 14, 2007, please revise to account for this development, including, but not limited to, appropriate risk factor discussion. With a view to disclosure, advise us of any extension agreements entered into between the parties.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: John D. Chambliss (by facsimile)
        Facsimile: 617-305-3160